HANWHA SOLARONE TO USE PHOTOWATT ONTARIO-ASSEMBLED PV MODULES FOR THE ONTARIO MARKET

SHANGHAI, China, June 1, 2011 – Hanwha SolarOne Co., Ltd. ("Hanwha SolarOne" or the "Company") (NASDAQ: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced it has entered into a supply agreement with Photowatt Ontario, Inc. (“PWO”), a wholly owned subsidiary of ATS Automation Tooling Systems Inc. (“ATS”) (ATA.TO), where PWO will produce Hanwha SolarOne PV modules to serve the Ontario marketplace.

The agreement is for PWO to produce and deliver approximately 160 megawatts of modules over four years, using cells supplied by Hanwha SolarOne, with the potential for the parties to increase the volumes by up to another 160 megawatts over the four-year period.  The modules, which are intended to serve demand in connection with the Ontario Feed in Tariff (“FIT”) program, will be fully compliant with FIT and microFIT Program domestic content requirements.  Shipments are currently expected to begin in October, 2011.  The contract is subject to PWO satisfying itself with respect to certain technical information to be provided by the Company.

Under the agreement, PWO will produce the modules at its PV module facility in the Green Wing of the ATS campus in Cambridge, Ontario.  The “Made in Ontario” production facility, designed and built by the ATS Automation Systems Group’s Cambridge division, serves Ontario’s rapidly growing demand for solar energy products in its residential, commercial and industrial markets as well as large-scale solar fields.

Dr. Peter Xie, President and Chief Executive Officer of Hanwha SolarOne, commented, “We are pleased to expand our brand to the Ontario market by joining forces with two of Canada’s finest local manufacturing companies, PWO and ATS.  Ontario’s commitment to long-term renewable energy investment under the Ontario Green Energy Act provides us many favorable incentives for future growth.  Likewise, Hanwha SolarOne’s high-quality, cost-effective PV modules are especially suited to the needs of Ontario’s domestic developers.  The local expertise of PWO, combined with our established and growing presence in North America, will allow us to offer close management of distributors and superior customer support to the province.”

Bruce Ludemann, Vice President & General Manager of Hanwha SolarOne, North America, reported that the Company will establish a regional office in Ontario staffed with business development, technical support and administrative personnel.

Chris Waters, Vice President and General Manager of PWO, added, “We are very pleased to enable to assist a proven international photovoltaic company such as Hanwha SolarOne to establish in Ontario.  ATS’s core strengths in manufacturing automation, combined with PWO’s solar manufacturing excellence give us an advantage in serving the rapidly growing Ontario renewable energy market.  For these reasons, we are the partner of choice for many global PV companies and domestic developers alike.  Working closely with ATS, PWO has the solar and automation know-how, facilities and resources to rapidly expand module production capacity as demand from the Ontario marketplace continues to grow.”

“Our new customer relationship with Hanwha SolarOne is another positive development for PWO and its employees in Cambridge, as PWO continues to grow as a leading provider of solar solutions in Ontario and beyond,” said Anthony Caputo, President and Chief Executive Officer of ATS.  “The Green Energy Act, feed-in tariff program and domestic content goals have provided an excellent foundation for both ATS and PWO to apply our skills and experience to serving our home market.”

SAFE HARBOR STATEMENT
This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions.  Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne
Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically integrated manufacturer of silicon ingots, wafers, PV cells and modules.  Hanwha SolarOne offers high-quality, reliable products and services at competitive prices.  Partnering with third party distributors, OEM manufacturers, and system integrators, Hanwha SolarOne serves the utility, commercial/government, and residential markets.  The Company maintains a strong worldwide presence with employees located throughout Europe, North America, and Asia and embraces environmental responsibility and sustainability with an active role in the voluntary photovoltaic recycling program.  The Company benefits from its strategic partnership with its largest shareholder Hanwha Group who is active in solar project development and financing and plans to produce polysilicon in the future.  For more information visit: www.hanwha-solarone.com.
HSOL-G

About Photowatt Ontario
Photowatt Ontario has been established as part of the Photowatt group to serve the Ontario solar market. Combined with ATS, it is uniquely positioned, with over one million square feet of Ontario-based manufacturing, substantial automation and project expertise and extensive global solar capabilities and experience to be a natural domestic solar market leader. The module line is one element of Photowatt Ontario’s investment in Ontario to serve the Ontario solar market with module manufacturing and turnkey solar project development and installations.   Photowatt Ontario is also developing solar projects directly, including 64 megawatts of large-scale renewable energy projects in Northern Ontario with a joint venture partner and is actively pursuing partnerships with developers/ building owners/operators and municipalities for roof-top solar installations.

The Photowatt group is a turnkey solar project developer and integrated manufacturer. Photowatt designs, manufactures and sells solar modules, and installation kits, and provides solar power systems design and other value-added services, principally in Western Europe and Ontario. Photowatt France has a well-established and ongoing research and development program, alliances with energy industry leaders through the PV Alliance joint venture and 30 years of experience in processing silicon and making ingots, wafers, cells and modules.   Visit the Photowatt website at www.photowatt.com and the Photowatt Ontario website at www.photowattontario.com

About ATS
ATS Automation provides innovative, custom designed, built and installed manufacturing solutions to many of the world's most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems' needs of multinational customers in industries such as life sciences, computer/electronics, energy, automotive and consumer products. It also leverages its many years of experience and skills to fulfill the specialized automation product manufacturing requirements of customers. Through Photowatt, ATS participates in the growing solar energy industry. ATS employs approximately 3,000 people at 21 manufacturing facilities in Canada, the United States, Europe, Southeast Asia and China. The Company's shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company’s website at www.atsautomation.com.

For further information, please contact:

Investor Contact:
Paul Combs
V.P. of Investor Relations
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@hanwha-solarone.com

Christensen

Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com